September 23, 2009

Jeffrey M. Schweitzer
Chief Financial Officer
Univest Corporation of Pennsylvania
14 North Main Street
Souderton, Pennsylvania 18964

Re: Univest Corporation of Pennsylvania
    Form 10-K for December 31, 2008
    File Number 0-7617

Dear Mr. Schweitzer:

   We have completed our review of your Form 10-K and have no further comments.

                            Sincerely,

                            William Friar
                            Senior Financial Analyst